SECURITIES AND EXCHANGE COMMISSION

06050426

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7072

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMAND FINANCIAL PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FIRSTCOMM PLAZA
(No. and Street)

FORT WORTH	TEXAS	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL F. MORRISON 817-731-8621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2100 ROSS AVENUE, SUITE 1500	DALLAS	TEXAS	75201
(Address)	(City)	(State)	(Zip Code)

PROCESSED
DEC 28 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 29 2006
WASH. DC SECTION
151

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

H 850861 0930

OATH OR AFFIRMATION

I, MICHAEL F. MORRISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMAND FINANCIAL PLANNING, INC., as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Mira E Murray

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

First Command Financial Planning, Inc.

September 30, 2006, with Report of Independent Registered Public Accounting Firm

0611-0786172

First Command Financial Planning, Inc.

Statement of Financial Condition

September 30, 2006

Contents

0611-0786172

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2100 Ross Avenue
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Command Financial Planning, Inc.

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (the Company) as of September 30, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Command Financial Planning, Inc. at September 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

November 17, 2006

0611-0786172

First Command Financial Planning, Inc.

Statement of Financial Condition

September 30, 2006

Assets	
Cash – demand deposits	$ 545,410
Cash – money market account	9,207,790
Marketable securities at fair value	2,349,810
Commissions receivable	7,501,134
Accounts receivable, prepaid expenses, and other	874,410
Property, equipment, and software (net of accumulated depreciation and amortization of $6,764,506)	1,720,269
Total assets	$ 22,198,823
Liabilities and Stockholder's Equity	
Accrued bonuses payable	$ 945,059
Accrued commissions payable	3,238,602
Account payable – parent company	268,090
Account payable – affiliate	190,709
Other accrued liabilities	2,353,564
Total liabilities	6,996,024
Commitments and contingencies	
Stockholder's equity:	
Common stock:	
Class A – voting	2,046
Class B – non-voting	927
Additional paid-in capital	116,805
Retained earnings	15,083,140
Treasury stock, at par	(119)
Total stockholder's equity	15,202,799
Total liabilities and stockholder's equity	$ 22,198,823

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

First Command Financial Planning, Inc. (the Company or FCFP) was chartered in Texas in 1958, and is engaged in the sale of mutual funds to middle income American families with a concentration to United States military personnel. The Company is a registered investment advisor (RIA) with the Securities and Exchange Commission (SEC) and a licensed fully-disclosed broker/dealer registered with the SEC and the National Association of Securities Dealers, Inc. The Corporate office is located in Fort Worth, Texas.

On March 9, 1981, the Company became a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), pursuant to a tax-free reorganization plan whereby all of the stockholders of the Company exchanged their shares for shares of FCFS.

Marketable Securities

Marketable securities, substantially all equity mutual funds, are recorded at market value. FCFP accounts for its investments as though they are a trading portfolio. This is the result of the specialized industry accounting practices for a broker/dealer. Changes in market value of these marketable securities (both realized and unrealized) are recorded in the statement of operations and retained earnings in accordance with the specialized industry accounting guidance for broker/dealers. The average cost method is used to determine the cost of each security at the time of sale.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes cash – demand deposits and cash – money market account.

Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	Estimated Lives
Office equipment, furniture, and automobiles	3 to 10 years
Software	5 years

Expenditures for maintenance, repairs, and minor renewals are charged to operations as incurred.

1. Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Related Party Transactions

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. All shared operating costs are proportionately allocated between the companies.

As of September 30, 2006, $268,090 was due to FCFS for non-interest-bearing advances. This amount is reflected in the accompanying statement of financial condition as account payable – parent company. As of September 30, 2006, $190,709 was due to an affiliate, First Command Bank, for trust custodial fees related to the select investor plans. This amount is reflected in the accompanying statement of financial condition as account payable – affiliate. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

2. Related Party Transactions (continued)

During 1998, FCFS entered into a debt agreement whereby the Company pledged certain FCFP marketable securities as collateral. As of September 30, 2006, securities with a fair value of $1,677,479 were pledged as collateral for this loan.

3. Marketable Securities

The aggregate cost and fair value of FCFP's marketable securities as of September 30, 2006, are as follows:

Marketable securities (at cost)	$ 1,681,955
Unrealized gains	667,855
Marketable securities (at fair value)	$ 2,349,810

4. Common Stock

At September 30, 2006, the common stock of the Company is as follows:

	Class A	Class B
Voting rights	**Voting**	**Non-Voting**
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $7,710,698, which was $7,244,297 in excess of its required net capital of $466,401. The Company's aggregate indebtedness to net capital ratio was .91 to 1.

6. Commitments and Contingencies

On December 15, 2004, the Company reached a settlement with the National Association of Securities Dealers (NASD) and the SEC related to its sales of systematic investment plans. The settlement included a fine without the Company admitting or denying any wrongdoing. The Company had voluntarily discontinued the sale of systematic investment plans in October 2004.

The Company has experienced a number of claims, including one lawsuit filed in federal court in California, resulting from the sales of systematic investment plans. The Company plans to vigorously defend this lawsuit and believes, based on the existing claim status, that it has adequately provided for this contingency in its statement of financial condition. For the year ended September 30, 2006, the Company established a reserve of $1,500,000, included in other accrued liabilities on the statement of financial condition, for the estimated cost of these issues.